EXHIBIT 4.2
Description of Registrant’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934

As of December 31, 2025, the Federal Home Loan Bank of Chicago (the “Bank”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class B Stock, par value $100 per share (the “Class B Stock”), which is registered under Section 12(g) of the Exchange Act.

The Bank’s Capital Plan, effective as May 3, 2021 (the “Capital Plan”), sets forth the capital structure of the Bank. Before implementing any amendments to the Capital Plan, the Bank must obtain the approval of a majority of the Board of Directors, as well as the approval of the Federal Housing Finance Agency (the “FHFA”). The Bank will provide at least 30 days prior written notice to its stockholders before any amendment to the Capital Plan becomes effective.

The following description of the Bank’s Class B Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Federal Home Loan Bank of Chicago Charter, the Federal Home Loan Bank of Chicago Bylaws and the Capital Plan, each of which is incorporated by reference as an exhibit to the Bank’s 2025 Annual Report on Form 10-K, as well as the Federal Home Loan Bank Act, as amended (the “FHLB Act”) and FHFA regulations.

Under the Capital Plan, the Bank issues a single class of capital stock to its members: Class B Stock, which consists of two sub-classes of stock, Class B1 Stock and Class B2 Stock. Under the Capital Plan, each member is required to own Class B Stock in an amount equal to the greater of a membership stock requirement or an activity stock requirement. Class B1 Stock is available to support a member's activity stock requirement. Any additional amount of stock necessary for the total amount of Class B stock held to equal a member’s minimum investment amount will be classified as Class B2 membership stock. Members purchase Class B2 membership stock to satisfy their membership stock requirement with the Bank. Stock held in excess of a member’s minimum investment requirement is classified as Class B2 excess capital stock (“Excess Stock”). See the Capital Resources section of the Bank’s 2025 Annual Report on Form 10-K for a description of the ranges of capital stock requirements permitted under the Capital Plan and capital stock requirements as of the end of 2025. Additionally, the Board of Directors of the Bank has a right to call for additional capital stock purchases by members, as a condition of continuing membership, as needed for the Bank to satisfy its statutory and regulatory capital requirements.

•    Ownership Limitations. Class B Stock may only be issued to, and held by, members and former members.

•    Par Value. The par value of Class B Stock is $100 per share. Class B Stock may only be issued, transferred, redeemed or repurchased at its stated par value.

•    Dividends. Holders of Class B Stock (“Class B Stockholders”) are entitled to non-cumulative dividends if, as, and when declared by the Board of Directors of the Bank. For a description of the Bank’s retained earnings and dividend policy and the current restrictions on the payment of dividends, see the Retained Earnings & Dividends section of the Bank’s 2025 Annual Report on Form 10-K.

•    Redemption & Repurchase & Transfer of Class B Stock. Class B Stock is not publicly traded and no market mechanism exists for the exchange of Class B Stock outside of the Bank’s cooperative structure. Class B Stock is subject to redemption upon the expiration of a five-year redemption notice period. Only Excess Stock is subject to redemption. Excess Stock of a member that has submitted a notice to withdraw from membership, or Excess Stock held by a former member whose membership has been terminated may be redeemed at the end of the applicable redemption period. Further, the Bank may elect to repurchase Excess Stock from time to time at its sole discretion without regard to the five-year redemption period.

FHFA regulations and the Capital Plan prohibit the Bank from redeeming or repurchasing Class B Stock in certain instances, including where it would cause the Bank to fail to meet its minimum capital requirements or cause the member or former member to fail to maintain its minimum investment requirement. See Capital Resources of the Bank’s 2025 Annual Report on Form 10-K for additional details on statutory and regulatory restrictions on repurchases and redemptions.

With the Bank’s prior approval, a member (or former member) may transfer any Excess Stock to another member or to an institution that has satisfied all conditions to become a member (other than the prospective member’s stock purchase requirement).

•    Voting Rights. The voting rights of Class B Stockholders are set forth in the FHLB Act and regulations of the FHFA. Members (and, as applicable, former members) are entitled to vote their Class B Stock for each member directorship in their state and for each independent directorship that is to be filled in an election.

Members are also entitled to vote in connection with other matters as authorized or required by applicable law in existence at the time of such event. See Item 10. Directors, Executive Officers, and Corporate Governance – 2025 Director Election of the Bank’s 2025 Annual Report on Form 10-K for details on voting rights and process with regard to the election of member and independent directors of the Bank.

•    Liquidation Rights. In the event that the Bank is liquidated, the rights of the Class B Stockholders would be determined in accordance with the Capital Plan, subject to any rights or authority granted FHFA to issue any regulation or order or to take any other action that may affect or otherwise alter the rights or privileges of the Class B Stockholders in a liquidation.

•    Modification of Rights. The Bank is subject to the FHLB Act and the regulations, guidance, and orders adopted thereunder by the FHFA. From time to time, Congress has amended the FHLB Act, and the FHFA has amended its regulations or issued orders or guidance, in ways that have significantly affected the rights and obligations of the Bank and the Class B Stockholders. It is possible that legislative or regulatory changes in the future could further modify the rights of the Class B Stockholders.